UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-13595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
METTLER-TOLEDO, INC.
ENHANCED RETIREMENT SAVINGS PLAN
1900 POLARIS PARKWAY
COLUMBUS, OH 43240-4035
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
METTLER-TOLEDO INTERNATIONAL INC.
IM LANGACHER
P.O. BOX MT-100
CH8606 GREIFENSEE, SWITZERLAND

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

METTLER-TOLEDO, INC.
ENHANCED RETIREMENT SAVINGS PLAN
INDEX TO ANNUAL REPORT ON FORM 11-K

Table of Contents	Page

Report of Independent Registered Public Accounting Firm	1

Annual Financial Statements:

Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Years Ended December 31, 2010 and 2009	3

Notes to the Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2010	12

Signatures	13

Index to Exhibits:

Exhibit 1a — Consent of Independent Registered Public Accounting Firm	15

Exhibit 1a -- Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
Mettler-Toledo, Inc. Enhanced Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler-Toledo, Inc. Enhanced Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mettler-Toledo, Inc. Enhanced Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, on a basis of accounting described in Note 2.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
June 24, 2011

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
As of December 31, 2010 and 2009

	2010	2009

Assets
Investments at fair value	$186,668,404	$166,540,646
Participant loan receivables	2,507,757	2,394,027

Liabilities
Due to broker for securities purchased	(369,225)	—

Net assets reflecting investments at fair value	188,806,936	168,934,673

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,615,232)	(853,298)

Net assets available for benefits	$187,191,704	$168,081,375

See accompanying notes to the financial statements.

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the Years Ended December 31, 2010 and 2009

	2010	2009

Investment Activity
Dividends and interest	$4,376,819	$3,779,711
Net appreciation in fair value of investments	14,765,400	23,792,730

	19,142,219	27,572,441

Participant Loan Receivable Activity
Interest	118,778	144,489

Contributions
Employer	4,645,683	5,002,480
Participants’ deferrals	7,759,054	7,713,424
Participants’ rollovers	76,276	85,032

	12,481,013	12,800,936

Asset transfer in	—	19,795

	31,742,010	40,537,661

Deductions
Benefits paid to participants or beneficiaries	12,548,167	7,644,431
Administrative expenses	83,514	32,266

	12,631,681	7,676,697

Net increase in net assets	19,110,329	32,860,964

Net assets available for benefits, beginning of year	168,081,375	135,220,411

Net assets available for benefits, end of year	$187,191,704	$168,081,375

See accompanying notes to the financial statements.

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009
1.	Description of Plan

The following description of the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) and a safe harbor 401(k)/401(m) plan under IRC 401(k)(12) and 401(m)(11). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants who reach age 50 may elect to make catch-up contributions. Forfeitures may be used by Mettler-Toledo, Inc. (the Company) to reduce future contributions and/or to pay reasonable Plan expenses.

The Company contributes:

Safe Harbor Matching Contributions — 100% of the first 3% of each participant’s deferred compensation and 50% of the next 3% of each participant’s deferred compensation. All participants who make pre-tax contributions are eligible for the matching contributions. There is no match for the participants’ catch-up contributions.

Savings & Discretionary Contributions — Effective July 1, 2009 the savings contribution became discretionary. Savings contributions prior to July 1, 2009 ranged from 1.5% to 2.0% of each participant’s eligible compensation. Employees become eligible on the first day of the month following the one-year anniversary of employment. Participants must be employed on the last day of the Plan year to receive this discretionary contribution, with the exceptions of death, retirement, disability, or authorized leave.

Special Contributions — the amount was determined by a participant’s eligible pay as of December 31, 2001, the number of years of service until the participant’s normal retirement, as defined by the plan, the number of years the participant worked with the Company and the level of the participant’s benefits in the Mettler-Toledo Retirement Plan. Employees became eligible if they were at least 45 years old and achieved 15 years of service with the Company as of December 31, 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds’ net investment earnings and changes in fair value are allocated to each participant’s account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Effective July 1, 2002, some units became immediately vested in the Plan. All other units continue to vest under the original vesting provisions. Participants are immediately vested in the Company’s Safe Harbor Matching Contributions. Vesting in the Company’s Savings and Discretionary Contributions and Special Contributions plus actual earnings thereon is based on whether the participant is employed at the end of the plan year.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee, or beginning in 2010, into a Vanguard Brokerage Account (VBA). The VBA is a self-directed program that allows participants to invest their account balances in mutual funds that are outside the current plan options. A participant may elect to transfer amounts between investment options as of any business day. Certain investment options offered within the VFTC may not be directly transferred to a VBA for a period of 90 days.

Payment of Benefits

A participant’s vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee’s life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce Company contributions or pay Plan expenses. Participants may make a withdrawal during employment due to hardship as well as other allowable situations defined in the Plan document. Hardship withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2.	Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan.
Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The difference between the modified cash basis and accounting principles generally accepted in the United States of America is that contributions and interest and dividend income are recognized when received.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.
Investment Valuation and Income Recognition

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Under the terms of a trust agreement between the Company and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the units of the Retirement Savings Trust, a common collective trust, is based on information reported by VFTC using audited financial statements of the collective trust at the end of 2010 and 2009. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.
Participant Loan Receivables

Participant loan receivables are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized when received. Interest charged to participants for participant loans is reviewed annually by the Plan administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant’s vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant’s account. A loan is considered delinquent after 60 days of not receiving a payment. The Plan reviews delinquent loans on a quarterly basis. As of December 31, 2010 and 2009, no loans were considered delinquent.

Contributions
Participant and Company contributions are recognized when received by the trustee.
Payment of Benefits
Benefits are recognized when paid.

Forfeitures

The portion of a participant’s account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company’s future contributions or pay Plan expenses. Forfeitures were used to pay Plan expenses of $68,776 and $23,833 in 2010 and 2009, respectively. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $107,395 and $142,205, respectively.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Company. Audit fees are either paid by the Company or from the forfeiture account. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets. Expenses are recognized when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Recent Accounting Pronouncements

In 2010, the FASB issued authoritative guidance on subsequent events. The guidance requires an SEC filer to evaluate subsequent events through the date the financial statements are issued but no longer requires an SEC filer to disclose the date through which the subsequent event evaluation occurred. The guidance became effective for the Plan upon issuance and had no impact on its financial statements.

In 2010, the FASB issued authoritative guidance regarding fair value measures and disclosures. The guidance requires disclosure of significant transfers between level 1 and level 2 fair value measurements along with the reason for the transfer. An entity must also separately report purchases, sales, issuances and settlements within the level 3 fair value rollforward. The guidance further provides clarification of the level of disaggregation to be used within the fair value measurement disclosures for each class of assets and liabilities and clarified the disclosures required for the valuation techniques and inputs used to measure level 2 or level 3 fair value measurements. The guidance becomes effective for the Plan on January 1, 2011, and will not impact the Plan financial statements.

In 2010, the FASB issued authoritative guidance requiring participant loans to be classified as loans receivable from participants, rather than plan investments, and measured at their unpaid principal balance plus any accrued interest. The guidance became effective for the Plan at December 31, 2010, and was applied retrospectively, as required by the guidance, at December 31, 2009.

3.	Investments
The following investments represent 5% or more of net assets available for benefits at December 31, 2010 and 2009:

	2010	2009

Investments at fair value
Vanguard 500 Index Fund	$20,970,476	$18,351,616
Vanguard PRIMECAP Fund	14,803,145	13,956,222
Vanguard Wellington Fund	—	9,780,109
Vanguard Retirement Savings Trust	41,018,526	39,471,324
Vanguard Tgt Retirement 2015 Fund	11,414,660	—
Vanguard Tgt Retirement 2020 Fund	15,676,771	—
Vanguard Tgt Retirement 2025 Fund	13,600,326	—
The following represents the realized and unrealized earnings on investments for the years ended December 31, 2010 and 2009:

	2010	2009
Net appreciation
Mutual Funds	$13,595,059	$22,749,119
Company Stock Fund	1,170,341	1,043,611

Total	$14,765,400	$23,792,730

	2010	2009
Dividends and interest
Mutual Funds	$3,243,498	$2,643,304
Common Collective Trust	1,133,321	1,136,407

Total	$4,376,819	$3,779,711

4.	Fair Value Measurements

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement consists of observable and unobservable inputs that reflect the assumptions that a market participant would use in pricing an asset or liability.

A fair value hierarchy has been established that categorizes these inputs into three levels:
Level 1:	Quoted prices in active markets for identical assets and liabilities
Level 2:	Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3:	Unobservable inputs

As of December 31, 2010 and 2009, the Plan had assets with a fair value of $186.7 million and $166.5 million, respectively. These assets consist of various mutual funds, a common collective trust and a Company stock fund. The plan invests in shares of open-ended mutual funds that trade in active markets and produce a daily net asset value, equal to the fair value of the shares at year-end. Units of the common collective trust are valued at net asset value at the end of the year. There are no unfunded commitments related to the common collective trust and units of the common collective trust are redeemable at net asset value. The common collective trust primarily invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. Company stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

The following tables present for each of these hierarchy levels, the Plan assets that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock Fund	$3,900,632	$3,900,632	$—	$—
Mutual Funds:
Money Market Funds	923,698	923,698	—	—
Fixed Income Funds	9,095,299	9,095,299	—	—
Lifestyle/Balanced Funds	66,653,322	66,653,322	—	—
Large Cap Equity Funds	44,144,066	44,144,066	—	—
Mid & Small Cap Equity Funds	8,265,517	8,265,517	—	—
International Funds	11,603,457	11,603,457	—	—
Global Allocation Funds	817,606	817,606	—	—
Real Estate Funds	246,281	246,281	—	—
Common Collective Trust	41,018,526	—	41,018,526	—

Total	$186,668,404	$145,649,878	$41,018,526	$—

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock Fund	$2,766,245	$2,766,245	$—	$—
Mutual Funds:
Money Market Funds	643,552	643,552	—	—
Fixed Income Funds	12,919,344	12,919,344	—	—
Lifestyle/Balanced Funds	27,523,711	27,523,711	—	—
Large Cap Equity Funds	54,942,504	54,942,504	—	—
Mid & Small Cap Equity Funds	10,109,306	10,109,306	—	—
International Funds	10,025,642	10,025,642	—	—
Specialty Funds	8,139,018	8,139,018	—	—
Common Collective Trust	39,471,324	—	39,471,324	—

Total	$166,540,646	$127,069,322	$39,471,324	$—

5.	Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds and a common collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participants may select Company stock as an investment option. The amount of Company stock held at December 31, 2010 and 2009 was $3,900,632 and $2,766,245, respectively. The Company stock appreciated $1,170,341 and $1,043,611 in 2010 and 2009, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

7.	Tax Status

The Plan obtained its latest determination letter on November 9, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore believe that the plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if they plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements, as of December 31, 2010. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2007.

8.	Withdrawing Participants

As of December 31, 2009, vested benefits amounting to $19,500, respectively, were allocated to accounts of terminated participants who had elected to withdraw from the Plan but had not been paid. There were no terminated participants who elected to withdraw from the Plan but had not been paid as of December 31, 2010.

9.	Asset Transfer In

Assets were transferred to the Plan from the Mettler-Toledo Inc. Defined Contribution Retirement Savings Plan during 2009 relating to one participant’s balance. There were no transfers between the plans in 2010.

10.	Reconciliation of Financial Statements to Schedule H of Form 5500
The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per Schedule H of Form 5500	$188,806,936	$168,934,673

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,615,232)	(853,298)

Net assets available for benefits per financial statements	$187,191,704	$168,081,375

The following is a reconciliation of net investment activity per Schedule H of Form 5500 to the financial statements for the years ended December 31, 2010 and 2009:

	2010	2009

Net gain on sale of assets	$97,475	$71,240
Unrealized appreciation of assets	1,071,985	972,370
Net investment gain from common collective trusts	1,895,256	2,471,765
Net investment gain on registered investment companies	16,839,437	25,392,424

Net investment activity per Schedule H of Form 5500	19,904,153	28,907,799

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts for the current year	(1,615,232)	(853,298)

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts for the current year	853,298	(482,060)

Net investment activity per financial statements	$19,142,219	$27,572,441

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan
EIN: 34-1538688; PN: 031
Schedule of Assets (Held at End of Year) (Modified Cash Basis)
Form 5500, Schedule H, Line 4(i)
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,
	borrower, lessor, or	Description of investment, including maturity date,		Fair
	similar party	rate of interest, collateral, par or maturity value	Cost	value
*	Vanguard	500 Index Fund	**	$20,970,476
*	Vanguard	High-Yield Corporate Fund	**	2,096,496
*	Vanguard	International Growth Fund	**	5,506,104
*	Vanguard	International Value Fund	**	2,687,787
*	Vanguard	Mid-Cap Index Fund	**	4,458,044
*	Vanguard	PRIMECAP Fund	**	14,803,145
*	Vanguard	Prime Money Market Fund	**	108,446
*	Vanguard	Small-Cap Index Fund	**	3,807,473
*	Vanguard	Target Retirement 2005 Fund	**	347,455
*	Vanguard	Target Retirement 2010 Fund	**	4,214,409
*	Vanguard	Target Retirement 2015 Fund	**	11,414,660
*	Vanguard	Target Retirement 2020 Fund	**	15,676,771
*	Vanguard	Target Retirement 2025 Fund	**	13,600,326
*	Vanguard	Target Retirement 2030 Fund	**	7,957,969
*	Vanguard	Target Retirement 2035 Fund	**	6,885,003
*	Vanguard	Target Retirement 2040 Fund	**	3,601,957
*	Vanguard	Target Retirement 2045 Fund	**	1,866,523
*	Vanguard	Target Retirement 2050 Fund	**	293,756
*	Vanguard	Target Retirement 2055 Fund	**	6,183
*	Vanguard	Target Retirement Fund	**	656,793
*	Vanguard	Total Bond Market Index Fund	**	6,868,676
*	Vanguard	Total International Stock Index Fund	**	3,321,414
*	Vanguard	Windsor II Fund	**	8,370,445
*	Vanguard	Participant Self-Directed Brokerage Account	**	2,228,935
*	Vanguard	Retirement Savings Trust	**	41,018,526
*	Mettler-Toledo, Inc.	Mettler-Toledo Stock Fund - 25,796 shares	**	3,900,632
*	Participant Loan Receivables	Various ranging from 3.25% to 8.25%	-0-	2,507,757

		Total		$189,176,161

*	Denotes party-in-interest

**	Cost omitted for participant directed investments

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 24, 2011	METTLER — TOLEDO, INC. ENHANCED RETIREMENT SAVINGS PLAN
/s/ Shawn P. Vadala
Shawn P. Vadala
Plan Administrator

METTLER- TOLEDO, INC. ENHANCED RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED
DECEMBER 31, 2010
INDEX TO EXHIBITS

Exhibit No	Description	Page No.

1a	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Page 15